Exhibit 99.10

August 22, 2018

In the Matter of

the Securities Legislation of

Ontario (the “Jurisdiction”)

and

In the Matter of

the Process for Exemptive Relief Applications

in Multiple Jurisdictions

and

In the Matter of

Thomson Reuters Corporation (the “Filer”)

Decision

Background

The principal regulator in the Jurisdiction has received an application from the Filer for a decision under the securities legislation of the Jurisdiction (the “Legislation”) that, in connection with the proposed purchase by the Filer of a portion of its issued and outstanding common shares (the “Shares”) pursuant to a formal issuer bid (the “Offer”), the Filer be exempt, subject to the conditions set forth herein, from the following requirements in the Legislation (the “Exemption Sought”):

(a)

the requirement in Section 2.26 of National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”) to take up and pay for Shares deposited pursuant to the Offer proportionately according to the number of Shares deposited by each shareholder (the “Proportionate Take-up Requirement”);

(b)

the requirement in Item 8 of Form 62-104F2 to NI 62-104 to provide disclosure of the proportionate take-up and payment of Shares under the Offer in the Filer’s issuer bid circular (the “Circular”) (the “Proportionate Take-Up Disclosure Requirement”); and

(c)

the requirement in subsection 2.32(4) of NI 62-104 that the Offer not be extended if all of the terms and conditions of the Offer have been complied with or waived unless the Filer first takes up all Shares deposited under the Offer and not withdrawn (the “Extension Take-Up Requirement”).

Furthermore, the principal regulator in the Jurisdiction has received a request from the Filer for a decision that this application, supporting materials related to it, and this decision be kept confidential and not be made public until the earlier of: (a) the date on which the Filer publicly announces the Offer; and (b) the date that is 30 days after the date of this decision (the “Confidentiality Sought”).

Under the Process for Exemptive Relief Applications in Multiple Jurisdictions (for a passport application):

(a)	the Ontario Securities Commission is the principal regulator for this application; and

(b)

the Filer has provided notice that subsection 4.7(1) of Multilateral Instrument 11 102 Passport System (“MI 11-102”) is intended to be relied upon in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Northwest Territories, Yukon and Nunavut.

Interpretation

Terms defined in National Instrument 14-101 Definitions and MI 11-102 have the same meaning if used in this decision, unless otherwise defined herein.

Representations

This decision is based on the following facts represented by the Filer:

1.	The Filer is a corporation governed by the Business Corporations Act (Ontario).

2.	The head office and registered office of the Filer is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2.

3.

The Filer is a reporting issuer in each of the provinces of Canada and the Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “TRI”. The Filer is not in default of any requirement of the securities legislation in any of the jurisdictions in which it is a reporting issuer.

4.

The Filer’s authorized share capital consists of an unlimited number of Shares, an unlimited number of preference shares, issuable in series, and one Thomson Reuters Founders Share, of which 700,856,797 Shares, 6,000,000 series II preference shares and one Thomson Reuters Founders Share were issued and outstanding as of July 31, 2018.

5.

On July 31, 2018, the closing price of the Shares on the TSX was C$53.98 and on the NYSE was US$41.40. On the basis of these closing prices, on such date the Shares had an aggregate market value of approximately C$37.8 billion and US$29.0 billion, respectively.

6.

As at July 31, 2018, the principal shareholder of the Filer, The Woodbridge Company Limited, together with other entities affiliated with it (collectively, “Woodbridge”), beneficially owned 451,174,957 Shares, which in the aggregate represented approximately 64% of the issued and outstanding Shares.

7.	Pursuant to the Offer, the Filer will offer to purchase that number of Shares having an aggregate maximum purchase price as specified in the Circular (the “Specified Maximum Dollar Amount”).

8.

The purchase price per Share will be determined by the Filer through a modified “Dutch auction” procedure in the manner described below within a range (the “Price Range”) to be determined by the Filer.

9.	The Specified Maximum Dollar Amount and the Price Range will each be determined prior to commencement of the Offer and specified in the Circular.

10.

The Filer will fund the purchase of Shares pursuant to the Offer, together with the fees and expenses of the Offer, from a portion of the cash proceeds that the Filer expects to receive on closing of the previously announced sale of a 55% interest in its Financial and Risk business to private equity funds managed by Blackstone (the “F&R Transaction”). Closing of the F&R Transaction is expected to occur early in the fourth quarter of 2018. The Offer will be conditional on closing having occurred.

11.	A holder of Shares (a “Shareholder”, and collectively, the “Shareholders”) wishing to tender to the Offer will be able to do so in one of three ways:

(a)

by making an auction tender pursuant to which it agrees to sell to the Filer, at a specified price per Share within the Price Range (an “Auction Price”), a specified number of Shares (an “Auction Tender”);

(b)	by making a purchase price tender pursuant to which it agrees to sell a specified number of Shares to the Filer at the Purchase Price (as defined below) (a “Purchase Price Tender”); or

(c)

by making a proportionate tender pursuant to which it agrees to sell to the Filer that number of Shares owned by it that will result in it maintaining its proportionate equity ownership in the Filer following the completion of the Offer at the Purchase Price (a “Proportionate Tender”).

12.

Shareholders may deposit some of their Shares pursuant to an Auction Tender and deposit different Shares pursuant to a Purchase Price Tender. Shareholders who make an Auction Tender and/or a Purchase Price Tender cannot make a Proportionate Tender. Shareholders may not deposit the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders who make a Proportionate Tender may not make an Auction Tender or a Purchase Price Tender.

13.

Any Shareholder who owns fewer than 100 Shares and tenders all of such Shareholder’s Shares pursuant to an Auction Tender at an Auction Price at or below the Purchase Price, or pursuant to a Purchase Price Tender, will be considered to have made an “Odd Lot Tender”.

14.	The Filer will determine the purchase price payable per Share (the “Purchase Price”) based on the Auction Prices and the number of Shares specified in valid Auction Tenders and Purchase Price Tenders (considered for purposes of determining the Purchase Price to have been tendered at the bottom of the Price Range). The Purchase Price will be the lowest price that enables the Filer to purchase that number of Shares tendered pursuant to valid Auction Tenders and Purchase Price Tenders having an aggregate Purchase Price not to exceed an amount (the “Auction Tender Limit Amount”) equal to (i) the Specified Maximum Dollar Amount less (ii) the product of (A) the Specified Maximum Dollar Amount and (B) a fraction, the numerator of which is the aggregate number of Shares owned by Shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of Shares outstanding at the time of expiry of the Offer.

15.

If the aggregate Purchase Price for Shares validly tendered pursuant to Auction Tenders at Auction Prices at or below the Purchase Price and Purchase Price Tenders is less than or equal to the Auction Tender Limit Amount, the Filer will purchase at the Purchase Price all Shares so deposited pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders.

16.

If the aggregate Purchase Price for Shares validly tendered pursuant to Auction Tenders at Auction Prices at or below the Purchase Price and Purchase Price Tenders is greater than the Auction Tender Limit Amount, the Filer will purchase a portion of such Shares determined as follows: (i) the Filer will purchase all such Shares tendered by Shareholders pursuant to Odd Lot Tenders; and (ii) the Filer will purchase on a pro-rata basis that portion of such Shares having an aggregate Purchase Price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by the Filer for Shares tendered pursuant to Odd Lot Tenders, in each of the cases set forth in clauses (i) and (ii) of this paragraph, at the Purchase Price.

17.

The Filer will purchase, at the Purchase Price, that portion of the Shares owned by Shareholders making valid Proportionate Tenders that results in the tendering Shareholders maintaining their proportionate equity ownership in the Filer following completion of the Offer (the “Proportionate Take-up”).

18.

The number of Shares that the Filer will purchase pursuant to the Offer and the aggregate Purchase Price will vary depending on whether the aggregate Purchase Price payable in respect of Shares required to be purchased pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders (the “Aggregate Tender Purchase Amount”) is equal to or less than the Auction Tender Limit Amount. If the Aggregate Tender Purchase Amount is equal to the Auction Tender Limit Amount, the Filer will purchase Shares pursuant to the Offer for an aggregate Purchase Price equal to the Specified Maximum Dollar Amount; if the Aggregate Tender Purchase Amount is less than the Auction Tender Limit Amount, the Filer will purchase proportionately fewer Shares in the aggregate, with a proportionately lower aggregate Purchase Price.

19.

Shareholders will also have the option to structure their tender of Shares pursuant to the Offer (whether such tender is an Auction Tender, a Purchase Price Tender or a Proportionate Tender) as a “Qualifying Holdco Alternative” by electing to complete certain corporate reorganization steps with the Filer and then tendering Shares subject to such reorganization (rather than tendering directly to the Filer). Any Shares tendered using the Qualifying Holdco Alternative will also be purchased at the Purchase Price.

20.

Woodbridge has indicated to the Filer that it intends to participate in the Offer by making a Proportionate Tender pursuant to the Qualifying Holdco Alternative. Other than Woodbridge, to the Filer’s knowledge and to the knowledge of its directors and officers, after reasonable inquiry, none of the Filer’s directors or officers, nor any associate or affiliate of the Filer or of an insider of the Filer, nor any of the Filer’s insiders (other than a director or officer) and no person or company acting jointly or in concert with the Filer will be depositing any of such person’s or company’s Shares pursuant to the Offer.

21.

All Shares purchased by the Filer pursuant to the Offer (including Shares tendered at Auction Prices at or below the Purchase Price) will be purchased at the Purchase Price. Shareholders will receive the Purchase Price in cash. All Auction Tenders, Purchase Price Tenders and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional Shares. All payments to Shareholders will be subject to deduction of applicable withholding taxes.

22.

It is expected that the Purchase Price will be denominated in U.S. dollars and the payment of amounts owing to Shareholders whose Shares are taken up under the Offer will be made in U.S. dollars. However, Shareholders may elect to receive the Purchase Price in Canadian dollars by indicating that in the letter of transmittal for the Offer. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from the depositary and foreign exchange service provider under the Offer, on the date on which the funds are converted, which rate will be based on the prevailing market rate on such date.

23.	All Shares tendered to the Offer and not taken up will be returned to the appropriate Shareholders.

24.

Until expiry of the Offer, all information about the number of Shares tendered and the prices at which the Shares are tendered will be required to be kept confidential by the depositary and the Filer until the Purchase Price has been determined.

25.	Shareholders who do not accept the Offer will continue to hold the same number of Shares owned before the Offer and their proportionate Share ownership will increase following completion of the Offer.

26.

The Filer may elect to extend the Offer without first taking up all of the Shares deposited and not withdrawn under the Offer if the aggregate Purchase Price for Shares validly tendered pursuant to Auction Tenders and Purchase Price Tenders is less than the Auction Tender Limit Amount. Pursuant to subsection 2.32(4) of NI 62-104, an issuer may not extend an issuer bid if all the terms and conditions of the issuer bid have been complied with or waived unless the issuer first takes up all the securities deposited and not withdrawn under the issuer bid.

27.

The Filer intends to rely on the exemption from the formal valuation requirements applicable to issuer bids under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) set out in subsection 3.4(b) of MI 61-101 (the “Liquid Market Exemption”).

28.	There will be a “liquid market” for the Shares, as such term is defined in MI 61-101, as of the date of the making of the Offer because:

(a)	there is a published market for the Shares (i.e. the TSX and the NYSE); and

(b)

an opinion will be provided to the Filer in accordance with section 1.2 of MI 61-101 confirming that a liquid market exists for the Shares as of the date of the making of the Offer and such opinion will be included in the Circular (the “Liquidity Opinion”).

29.

Based on the maximum number of Shares that may be purchased under the Offer, the Liquidity Opinion will also provide that as of the date of the Offer it will be reasonable for the Board to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for Shareholders who do not tender their Shares pursuant to the Offer that is not materially less “liquid”, as such term is defined in MI 61-101, than the market that existed at the time of the making of the Offer. Based on the liquid market test set out above and the Liquidity Opinion, the Filer will have determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of Shares who do not tender their Shares pursuant to the Offer that is not materially less “liquid” than the market that existed at the time of the making of the Offer.

30.	Prior to commencement of the Offer, the board of directors of the Filer will have determined that the Offer is in the best interests of the Filer.

31.	The Filer will disclose in the Circular relating to the Offer the following information:

(a)	the mechanics for the take-up of and payment for Shares as described herein;

(b)

that, by tendering Shares at the lowest price in the Price Range under an Auction Tender or by tendering Shares under a Purchase Price Tender or a Proportionate Tender, a Shareholder can reasonably expect that the Shares so tendered will be purchased at the Purchase Price, subject to proration and other terms of the Offer as specified herein;

(c)	that the Filer has obtained the Exemption Sought;

(d)	the manner in which an extension of the Offer will be communicated to Shareholders;

(e)	that Shares deposited pursuant to the Offer may be withdrawn at any time prior to the expiry of the Offer;

(f)

as applicable, the name of each Shareholder (including Woodbridge) that has advised the Filer prior to the commencement of the Offer that it intends to make a Proportionate Tender or intends to elect to use the Qualifying Holdco Alternative;

(g)	the facts supporting the Filer’s reliance on the Liquid Market Exemption, including the Liquidity Opinion; and

(h)	except to the extent exemptive relief is granted further to this application, the disclosure prescribed by applicable securities laws for issuer bids.

Decision

The principal regulator is satisfied that the decision meets the test set out in the Legislation for the principal regulator to make the decision.

The decision of the principal regulator under the Legislation is that the Exemption Sought is granted provided that:

(a)	the Filer takes up and pays for Shares deposited pursuant to the Offer and not withdrawn, in each case, in the manner described above; and

(b)	the Filer is eligible to rely on the Liquid Market Exemption.

Furthermore, the decision of the principal regulator is that the Confidentiality Sought is granted.

/s/ Naizam Kanji
Naizam Kanji
Director, Office of Mergers & Acquisitions
Ontario Securities Commission